UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2020 (MM/DD/YY) AND ENDING 12-31-2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MORGAN PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 WORCESTER STREET, SUITE 202
(No. and Street)

WELLESLEY HILLS	MA	02481
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Estee Dorfman 781-780-7069
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cree Alessandri & Strauss CPA LLC
(Name – *if individual, state last, first, middle name*)

20 Walnut St, Ste 301	Wellesley Hills	MA	02481
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Vaughn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MORGAN PARTNERS LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DocuSigned by:
Patrick Vaughn
15F83DD96BD9485...
Signature

CCO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Based upon this statement from Commission staff
(see https://www.sec.gov/tm/paper-submission-requirements-covid-19-updates-061820) and difficulties arising from COVID-19, the firm is making this filing without a notarization.

MORGAN PARTNERS LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2020

Cree, Alessandri & Strauss, CPA, P.C.
Wellesley Hills, MA

MORGAN PARTNERS LLC

CONTENTS

Cree Alessandri & Strauss
Certified Public Accountants LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Morgan Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Morgan Partners LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Morgan Partners LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Morgan Partners LLC's management. Our responsibility is to express an opinion on Morgan Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Morgan Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cree Alessandri + Strauss

We have served as Morgan Partners LLC's auditor since 2017.

Cree Alessandri & Strauss CPAs LLC
February 17, 2021

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

Morgan Partners LLC
Statement of Financial Condition
December 31, 2020

Assets

Current assets:	
Cash	$ 2,740,262
Accounts Receivable	223,461
Prepaid expenses	9,379
Total Current Assets	2,973,102
Property and equipment:	
Equipment	180,465
Accumulated depreciation	(73,347)
Total Property and equipment - net	107,118
Other assets	
Note receivable, member	343,832
Right to use lease asset	442,115
Security deposit	22,381
Total Assets	$ 3,888,548

Liabilities and Members' Equity

Current liabilities:	
Accounts payable and accrued expenses	$ 171,346
Lease liability	-
Total Current Liabilities	171,346
Right to use lease asset	462,814
Total liabilities	634,160
Members' equity	3,254,388
Total Liabilities and Members' Equity	$ 3,888,548

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Morgan Partners LLC
Notes To Financial Statements
December 31, 2020

NOTE 1 – DESCRIPTION OF THE COMPANY

Morgan Partners LLC (the "Company") formed on July 22, 2005 as a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority (FINRA). The Company engages in the private placement of securities, mergers & acquisitions advisory services, corporate finance & development services, and investment banking advisory services. The Company received its FINRA approval for membership on October 23, 2012. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 and relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The liability of the members of the Company is limited to the members' total capital contributions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:
The accompanying financial statements are prepared in accordance with accounting principals generally accepted in the U.S. (GAAP) on the accrual basis of accounting.

Cash and Cash Equivalents:
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets.

Revenue and Expense Recognition:
Revenues are recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Expenses are recognized as incurred.

Income Taxes:
Tax returns for years ended December 31, 2016 and prior are no longer available for review by the Internal Revenue Service.

Management Estimates:
The preparation of financial statements in conformity with accounting principals generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

ASU 2016-02 Leases ("ASU 2016-02")
Effective January 1, 2019, the Company adopted ASU 2016-02, which supersedes previous guidance on accounting for leases. ASU 2016-02 requires lessees to recognize leases longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for financial and operating leases. It also requires expanded lease agreement disclosures.

NOTE 3 – FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank accounts, the balances of which, at times, may exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. The carrying amounts of financial instruments including cash, accounts payable and accrued expenses approximate fair values as of December 31, 2020 because of the relatively short maturity of these instruments.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and, accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum net capital of 6-2/3% of aggregate indebtedness, as defined or $5,000, whichever is greater. At December 31, 2020, the Company had net capital of $2,688,627 which was $2,683,627 in excess of its required net capital of $5,000

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The company is committed to a 62 month operating lease for office space commencing June 2019 and expiring June 2024, with a renewal option.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 17, 2021, the date the financial statements were issued. Based on this evaluation, no disclosures or adjustments were required to the financial statements as of December 31, 2020. On December 31, 2020 the founder of the Company retired and his membership interest was absorbed by the remaining members.

NOTE 7- COVID 19

In early March 2020, the COVID-19 virus was declared a global pandemic, resulting in federal, state and local governments mandating various restrictions. Due to public health concerns, and guidelines, in-person programing and events were suspended or curtailed. The Board and Management are continuing to monitor operational and financial contingency plans to address interruptions in the mission critical programming caused by the emergency. The Company's priorities are to ensure the safety of our staff, and clients, and future ongoing operations. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the restrictions, and the related financial impact cannot be estimated at this time.

The Company applied for and received a "Paycheck Protection Program Loan", on May 30, 2020 in the amount of $140,410. The loan was with Bank of America. The PPP loan was forgiven in January 2021.

NOTE 8- Note Receivable, member

The note receivable from a member with interest only annually payments in December at 1.69%. The note is due on December 31, 2024. Principal payments equal to 75% of amounts payable to member in excess of $230,000 in any calendar year shall be applied to the note as a prepayment